Exhibit 99.1

WARRANT EXERCISE AGREEMENT

This Warrant Exercise Agreement (this “Agreement”) is dated as of February 19, 2021 (the “Effective Date”), among Sundial Growers Inc., a company incorporated under the laws of the Province of Alberta, Canada (the “Company”) and the undersigned investor (the “Holder”). Capitalized terms not defined herein shall have the meaning as set forth in the New Warrant (as defined below).

WHEREAS, prior to the date hereof, (a) pursuant to that certain prospectus supplement dated January 29, 2021, the Company offered and sold Series A Warrants (the “First Offering Warrants”) to purchase common shares, no par value of the Company (the “Common Shares”) at an exercise price of US$0.80 and (b) pursuant to that certain prospectus supplement dated February 2, 2021, the Company offered and sold Series A Warrants (the “Second Offering Warrants”) to purchase Common Shares at an exercise price of US$1.10 per share.

WHEREAS, the Holder holds (a) First Offering Warrants (the “Holder First Offering Warrants”) exercisable into such aggregate number of Common Shares as set forth on the signature page of the Holder attached hereto (without regard to any limitation on exercise set forth therein, the “Holder First Offering Warrant Shares”) and (b) Second Offering Warrants (the “Holder Second Offering Warrants”, and together with the Holder First Offering Warrants, the “Holder Warrants”) exercisable into such aggregate number of Common Shares as set forth on the signature page of the Holder attached hereto (without regard to any limitation on exercise set forth therein, the “Holder Second Offering Warrant Shares”, and together with the Holder First Offering Warrant Shares, the “Holder Warrant Shares”).

WHEREAS, the Company may entering into agreements (and such agreements, each an “Other Agreement”) with certain other holders (each, an “Other Holder”) of First Offering Warrants and/or Second Offering Warrants (each, an “Other Warrant”) substantially in the form of this Agreement (other than with respect to the identity of the Holder, any provision regarding the reimbursement of legal fees and proportional changes reflecting the different holdings of such Other Holders).

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the Company and the Holder agree as follows:

1. Warrant Exercise; Issuance of New Warrants. In consideration for exercising in full (through one or more exercise notices) for cash all of the Holder Warrants (the “Warrant Exercise”) and the mutual covenants, representations and warranties herein, the Company will issue to the Holder a new Warrant to Purchase Common Shares (“New Warrant”) pursuant to Rule 903 of Regulation S (“Regulation S”) as promulgated by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (“Securities Act”), to purchase up to such aggregate number of Common Shares as set forth on the signature page of the Holder attached hereto (the “New Warrant Shares”, and together with the New Warrant, the “New Securities”) at an exercise price of $1.50 per share, which New Warrant will be in the form attached hereto as Exhibit A (collectively, the “Transactions”). Upon due execution and delivery of this Agreement by the Company and the Holder on the Effective Date, the Holder shall be deemed to have delivered an Exercise Notice with respect to the exercise in full of Holder Warrants for an aggregate cash exercise price as set forth on the signature page of the Holder attached hereto (the “Holder Warrants Exercise Price”).

2. Representations, Warranties and Covenants. The parties hereby make their respective representations and warranties set forth on Annex 1 attached hereto. The parties hereby agree to the covenants set forth on Annex 2 attached hereto.

3. Miscellaneous.

(a) Further Assurances. Each party hereto shall promptly execute and deliver such further agreements and instruments, and take such further actions, as the other party may reasonably request in order to carry out the purpose and intent of this Agreement.

(b) Governing Law; Jurisdiction; Jury Trial. This Agreement shall be governed by and construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Agreement shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to the Company at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The Company hereby appoints Corporation Service Company (1180 Avenue of the Americas, Suite 210, New York, New York, 10036-8401) as its agent for service of process in New York. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY. The choice of the laws of the State of New York as the governing law of this Agreement is a valid choice of law and would be recognized and given effect to in any action brought before a court of competent jurisdiction in the Province of Alberta, except for those laws (i) which such court considers to be procedural in nature, (ii) which are revenue or penal laws or (iii) the application of which would be inconsistent with public policy, as such term is interpreted under the laws of the Province of Alberta. The choice of laws of the State of New York as the governing law of this Agreement will be honored by competent courts in the Canada, subject to compliance with relevant Canadian civil procedural requirements. The Company or any of their respective properties, assets or revenues does not have any right of immunity under Province of Alberta, Canadian or New York law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding,

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from set-off or counterclaim, from the jurisdiction of any Province of Alberta, Canadian, New York or United States federal court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement; and, to the extent that the Company, or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company hereby waives such right to the extent permitted by law and hereby consents to such relief and enforcement as provided in this Agreement and the other Transaction Documents. The Company hereby agrees to pay all costs incurred by the Holder for any enforcement or other action related to this Agreement or any of the Transaction Documents or in connection with any bankruptcy, reorganization, receivership or other proceeding of the Company or any of its Subsidiaries, including, without limitation, attorneys’ fees and disbursements.

(c) Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

(d) Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party, other than the parties hereto or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(e) Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. The Company shall indemnify and hold harmless the Holder from any liability for any commission or compensation in the nature of a finder’s fee (and the reasonable costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon delivery, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party) or by electronic mail; or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses, facsimile numbers and e-mail addresses for such communications shall be as set forth in the New Warrant or to such other address, facsimile number and/or e-mail address and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine or e-mail containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service,

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receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

(g) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Holder.

(h) Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms so long as this Agreement as so modified continues to express, without material change, the original intentions of the parties as to the subject matter hereof and the prohibited nature, invalidity or unenforceability of the provision(s) in question does not substantially impair the respective expectations or reciprocal obligations of the parties or the practical realization of the benefits that would otherwise be conferred upon the parties. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(i) Interpretation. Unless the context of this Agreement clearly requires otherwise, (i) references to the plural include the singular, the singular the plural, the part the whole, (ii) references to any gender include all genders, (iii) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and (iv) references to “hereunder” or “herein” relate to this Agreement.

(j) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(k) No Strict Construction; Survival. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party. The representations, warranties, agreements and covenants shall survive the Closing.

(l) Independent Nature of Holder’s Obligations and Rights. The obligations of the Holder under this Agreement are several and not joint with the obligations of any Other Holder, and the Holder shall not be responsible in any way for the performance of the obligations of any Other Holder under any Other Agreement. Nothing contained herein or in any Other Agreement, and no action taken by the Holder pursuant hereto, shall be deemed to constitute the Holder and Other Holders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Holder and Other Holders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any Other Agreement and the Company acknowledges that, to the best of its knowledge, the Holder and the Other Holders are not acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any Other Agreement. The Company and the Holder confirm that the Holder has independently participated in the negotiation of the transactions

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contemplated hereby with the advice of its own counsel and advisors. The Holder shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement, and it shall not be necessary for any Other Holder to be joined as an additional party in any proceeding for such purpose.

(m) Equal Treatment Acknowledgement; Most Favored Nations. The Company hereby represents and warrants as of the date hereof and covenants and agrees that, during the period commencing on the date hereof until the six month anniversary of the date hereof, none of the terms offered to any Person with respect to the Transactions, including, without limitation with respect to any consent, release, amendment, settlement, or waiver relating to the Transactions or any Other Warrant (each an “Settlement Document”), is or will be more favorable to such Person (other than any reimbursement of legal fees) than those of the Holder and this Agreement. If, and whenever on or after the date hereof, the Company enters into a Settlement Document, then the terms and conditions of this Agreement shall be, without any further action by the Holder or the Company, automatically amended and modified in an economically and legally equivalent manner such that the Holder shall receive the benefit of the more favorable terms and/or conditions (as the case may be) set forth in such Settlement Document, provided that upon written notice to the Company at any time the Holder may elect not to accept the benefit of any such amended or modified term or condition, in which event the term or condition contained in this Agreement shall apply to the Holder as it was in effect immediately prior to such amendment or modification as if such amendment or modification never occurred with respect to the Holder. The provisions of this Section 3(m) shall apply similarly and equally to each Settlement Document.

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IN WITNESS WHEREOF, the Holder and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

COMPANY:

SUNDIAL GROWERS INC.

By:	/s/ James Keough Name: James Keough Title: Chief Financial Officer

IN WITNESS WHEREOF, the Holder and the Company have caused their respective signature page to this Agreement to be duly executed as of the date first written above.

HOLDER:

Aggregate Number of Common Shares issued upon exercise of the First Offering Warrants:

63,333,334

Aggregate Number of Common Shares issued upon exercise of the Second Offering Warrants:

35,000,000

Aggregate Number of New Warrant Shares issuable upon exercise of the New Warrants:

98,333,334

Holder Warrants Exercise Price:

$89,166,667.20

HUDSON BAY MASTER FUND LTD.

By:

      Name: George Antonopoulos

      Title: Authorized Signatory*

* Authorized Signatory

Hudson Bay Capital Management LP

not individually, but solely as

Investment Advisor to Hudson Bay

Master Fund Ltd.

Annex 1

Representations and Warranties

1.	Representations and Warranties of the Company. The Company hereby represents and warrants to the Holder as of the Effective Date as follows:

(a) Organization and Qualification. Each of the Company and each of its Subsidiaries are entities duly organized and validly existing and in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authority to own their properties and to carry on their business as now being conducted and as presently proposed to be conducted. Each of the Company and each of its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below). As used in this Agreement, “Material Adverse Effect” means any material adverse effect on (i) the business, properties, assets, liabilities, operations (including results thereof), condition (financial or otherwise) or prospects of the Company or any Subsidiary, individually or taken as a whole, (ii) the transactions contemplated hereby or in any of the other Transaction Documents or (iii) the authority or ability of the Company or any of its Subsidiaries to perform any of their respective obligations under any of the Transaction Documents (as defined below). Other than the Persons (as defined below) set forth on Schedule Annex 1 - 1(a), the Company has no Subsidiaries. “Subsidiaries” means any Person in which the Company, directly or indirectly, (I) owns a majority of the outstanding share capital or holds any equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person, and each of the foregoing, is individually referred to herein as a “Subsidiary.”

(b) Authorization and Binding Obligation. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the New Warrant and each of the other agreements and certificates entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”), to consummate the transactions contemplated hereby and to issue and deliver the New Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the Transactions, have been duly authorized by the board of directors of the Company and, other than (i) the filing with the SEC of one or more registration statements (each, a “Registration Statement”) or Canadian prospectuses in accordance with the requirements of this Agreement, (ii) the filing of any Transaction Documents on SEDAR and any other required filings under Canadian Securities Laws, (iii) the filing or furnishing of any Transaction Documents, including as part of the 6-K Filing (as defined below) with the SEC, (iv) the filing a Listing of Additional Shares Notification with the Principal Market, (v) the filing of a Form 45-106F1 with the ASC pursuant to Canadian Securities Laws and (vi) any other filings as may be required by any state securities agencies, no further filing, consent or authorization is required by the Company, its boards of directors or its shareholders or other governing body. This Agreement and the other Transaction Documents have been duly executed

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and delivered by the Company and constitute the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c) No Conflict; Required Filings and Consents.

(i) The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the consummation of the transactions contemplated hereby, the issuance of the New Warrants and reservation for issuance and issuance of the New Warrant Shares) will not (A) result in a violation of the Articles (as defined below), bylaws or other organizational documents of the Company, (B) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company is a party, or (C) result in a violation of any law, rule, regulation, order, judgment or decree (including, without limitation, foreign, federal and state securities laws and regulations, the rules and regulations of Nasdaq Capital Market (the “Principal Market”) or the laws, rules and regulations of Province of Alberta and Canada, and Canadian Securities Laws) applicable to the Company or by which any property or asset of the Company is bound or affected, except in the case of clauses (B) and (C) only, for such conflicts, breaches, defaults, and violations as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to perform any material obligations pursuant to this Agreement.

(ii) Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or, make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof other than (1) the filing with the SEC of one or more Registration Statements or Canadian prospectuses in accordance with the requirements of this Agreement, (2) the filing of any Transaction Documents on SEDAR and any other required filings under Canadian Securities Laws, (3) the filing or furnishing of any Transaction Documents, including as part of the 6-K Filing (as defined below) with the SEC, (4) the filing a Listing of Additional Shares Notification with the Principal Market, (5) the filing of a Form 45-106F1 with the ASC pursuant to Canadian Securities Laws and (6) any other filings as may be required by any state securities agencies. All consents, authorizations, orders, filings and registrations (which the Company is required to obtain pursuant to the preceding sentence) have been obtained or effected, or will have been obtained or effected, on or prior to the date hereof, and the Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge

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of any facts that would reasonably lead to delisting or suspension of the Common Shares by the Principal Market in the foreseeable future.

(d) No Integration. None of the Company, its Subsidiaries, any of their affiliates, or any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of New Securities under the Securities Act or cause this offering of the New Securities to be integrated with prior offerings by the Company for purposes of the Securities Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates or any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of New Securities under the Securities Act or cause the offering of the New Securities to be integrated with other offerings.

(e) Securities Law Exemptions. Assuming the accuracy of the representations and warranties of the Holder contained herein, the offer and issuance by the Company of the New Securities is exempt from registration under the Securities Act and all applicable state securities laws. The offer and issuance of the New Securities is exempt from registration under the Securities Act pursuant to the exemption provided by Regulation S.

(f) Issuance of New Securities. The issuance of the New Warrant has been duly authorized and upon issuance is in accordance with the terms of the Transaction Documents and shall be validly issued, fully paid and non-assessable and free from all Liens (as defined below). Upon issuance or conversion in accordance with the New Warrants, the New Warrant Shares, when issued, will be validly issued, fully paid and nonassessable and free from all Liens with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Common Shares. As used herein, “Liens” shall mean any security or other property interest or right, claim, lien, pledge, option, charge, security interest, contingent or conditional sale, or other title claim or retention agreement, interest or other right or claim of third parties, whether perfected or not perfected, voluntarily incurred or arising by operation of law, and including any agreement to grant or submit to any of the foregoing in the future.

(g) Equity Capitalization. As of the date hereof, the authorized share capital of the Company consists of (i) an unlimited number of Common Shares, of which, 1,561,352,718 are issued and outstanding and 26,802,345 shares are reserved for issuance pursuant to securities (other than the Holder Warrants) exercisable or exchangeable for, or convertible into, Common Shares and (ii) unlimited number of preferred shares, of which none are issued and outstanding. No Common Shares are held in treasury. All of such outstanding Common Shares are duly authorized and have been, or upon issuance will be, validly issued and are fully paid and nonassessable. As of the date hereof, 1,736,135 Common Shares are owned by Persons who are “affiliates” (as defined in Rule 405 of the Securities Act and calculated based on the assumption that only officers, directors and holders of at least 10% of the Company’s issued and outstanding Common Shares are “affiliates” without conceding that any such Persons are “affiliates” for purposes of federal securities laws) of the Company or any of its Subsidiaries. Except as disclosed in the SEC Documents, to the Company’s knowledge, as of the date hereof, no Person owns 10% or more of the Company’s issued and outstanding Common Shares (calculated based on the

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assumption that all Convertible Securities (as defined in the Holder Warrant), whether or not presently exercisable or convertible, have been fully exercised or converted (as the case may be) taking account of any limitations on exercise or conversion (including “blockers”) contained therein without conceding that such identified Person is a 10% shareholder for purposes of federal securities laws). Except as disclosed in the SEC Documents: (i) none of the Company’s or any Subsidiary’s share capital is subject to preemptive rights or any other similar rights or any Liens suffered or permitted by the Company or any Subsidiary; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness (as defined below)of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any amounts filed in connection with the Company or any of its Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the Securities Act (other than as provided hereunder or pursuant to an Other Agreement or Settlement Document); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the New Securities; (viii) neither the Company nor any Subsidiary has any share appreciation rights or “phantom share” plans or agreements or any similar plan or agreement; and (ix) neither the Company nor any of its Subsidiaries have any liabilities or obligations required to be disclosed in the SEC Documents which are not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The Company has filed with the SEC true, correct and complete copies of the Company’s Articles of Incorporation, as amended and as in effect on the date hereof (the “Articles of Incorporation”), and the Company’s bylaws, as amended and as in effect on the date hereof (the “Bylaws”), and the terms of all securities convertible into, or exercisable or exchangeable for, Common Shares and the material rights of the holders thereof in respect thereto that have not been disclosed in the SEC Documents. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business consistent with past practice), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or

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incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with International Financial Reporting Standards (“IFRS”), consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; and (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any Indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto.

(h) Transfer Taxes. On the Effective Date, all share transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the issuance of the New Securities to be issued to the Holder hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(i) SEC Documents; Financial Statements. Except as set forth on Annex 1 – Schedule Annex 1-1(i), during the one (1) year prior to the date hereof, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company and its Subsidiaries included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as in effect as of the time of filing. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company and its Subsidiaries as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments which will not be material, in the aggregate).

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The Company is not currently contemplating to amend or restate any of the financial statements (including, without limitation, any notes or any letter of the independent accountants of the Company with respect thereto) included in the SEC Documents (the “Financial Statements”), nor is the Company currently aware of facts or circumstances which would require the Company to amend or restate any of the Financial Statements, in each case, in order for any of the Financials Statements to be in compliance with IFRS and the rules and regulations of the SEC. The Company has not been informed by its independent accountants that they recommend that the Company amend or restate any of the Financial Statements or that there is any need for the Company to amend or restate any of the Financial Statements.

(j) Investment Company Status. The Company is not, and upon consummation of the exchange of the New Securities will not be, an “investment company,” an affiliate of an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(k) Disclosure. Other than as set forth in the 6-K Filing (as defined below), the Company confirms that neither it nor any other Person acting on its behalf has provided the Holder or its agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information. The Company understands and confirms that the Holder will rely on the foregoing representations in effecting transactions in the New Securities.

(l) No General Solicitation. Neither the Company nor any person acting on behalf of the Company has offered or issued any of the New Warrant or New Warrant Shares by any form of general solicitation or general advertising. The Company has offered the New Warrants and New Warrant Shares only to the Holder.

2.	Representations and Warranties of the Holder. The Holder hereby represents and warrants to the Company as of the Effective Date as follows:

(a) Authority; Enforceability. The Holder is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. The Holder has all requisite power and authority to enter into and to perform its obligations under the Transaction Documents, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement by the Holder and the consummation by it of the transactions contemplated hereby have been duly authorized by the Holder and no further consent or authorization of the Holder is required. This Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, or moratorium or similar laws affecting creditors’ and contracting parties’ rights generally and except as enforceability may be subject to general principles of equity.

(b) No Conflict. The execution, delivery and performance of this Agreement by the Holder and the consummation by the Holder of the transactions contemplated hereby will not (i) conflict with or result in a violation of any provision of its organizational documents, (ii) violate or conflict with, or result in a breach of any provision of, or constitute a default under, or give rise

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to any right of termination or acceleration under, or constitute a change of control under, any agreement, indenture, or instrument to which the Holder or its subsidiaries is a party or it or any of its subsidiaries is bound, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree applicable to the Holder or its subsidiaries is a party or it or any of its subsidiaries is bound, except in the case of clauses (ii) and (iii) only, for such conflicts, breaches, defaults, and violations as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Holder to perform any material obligations pursuant to this Agreement.

(c) No Public Sale of Distribution. The Holder understands that the New Warrant is a “restricted security” and has not been registered under the Securities Act or any applicable state securities law and the Holder is acquiring the New Warrant as principal for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, except pursuant to sales registered or exempted under the Securities Act or qualified for public distribution or exempted under the securities legislation and regulations of, and the instruments, policies, rules, orders, codes, notices and published interpretation notes of, the securities regulatory authorities of the provinces and territories of Canada (the “Canadian Securities Laws”); provided, however, by making the representations herein, the Holder does not agree, or make any representation or warranty, to hold any of the New Securities for any minimum or other specific term and reserves the right to dispose of the New Securities at any time in accordance with or pursuant to a registration statement or an exemption from registration under the Securities Act. The Holder does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the New Securities in violation of applicable securities laws.

(d) Investor Status and Regulation S. (A) The Holder is not a “U.S. person” (as defined in Regulation S) and is located outside the United States, (B) the Holder is not an affiliate of the Company, (C) with respect to the New Securities, the Holder is not aware of any “directed selling efforts” (as defined in Regulation S) made in the United States by the Company, any distributor, or any of their respective affiliates, or any person acting on behalf of the foregoing, (D) the Holder understands and acknowledges that the New Securities will be subject to a 40-day distribution compliance period (as defined in Regulation S) and that, during such distribution compliance period, the New Securities may not be offered or sold in the United States or to U.S. persons (other than distributors) unless the New Securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.

(e) Reliance on Exemptions. The Holder understands that the New Securities are being offered and issued to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and from the prospectus requirements of Canadian Securities Laws pursuant to the exemption afforded by section 4 of ASC Rule 72-501 and that the Company is relying in part upon the truth and accuracy of, and the Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Holder set forth herein in order to determine the availability of such exemptions and the eligibility of the Holder to acquire the New Securities.

(f) Information. The Holder and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials

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relating to the offer and sale of the New Securities that have been requested by the Holder and that are sufficient to enable the Holder to evaluate its investment. The Holder and its advisors, if any, have been afforded the opportunity to ask questions of the Company regarding its investment and have been provided access to information about the Company and its financial condition, results of operations, business, properties, management and prospects sufficient to enable it to evaluate its investment. Neither such inquiries nor any other due diligence investigations conducted by the Holder or its advisors, if any, or its representatives shall modify, amend or affect the Holder’s right to rely on the Company’s representations and warranties contained herein. The Holder understands that its investment in the New Securities involves a high degree of risk. The Holder has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the New Securities. The Holder acknowledges and agrees that the Company does not make and has not made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 1 of this Annex 1.

(g) Transfer or Resale. The Holder understands that: (i) the New Securities have not been and are not being registered under the Securities Act or any state securities laws, or qualified for distribution under Canadian Securities Laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered or qualified thereunder or otherwise in accordance with limited exemptions under applicable securities legislation and regulatory policy until expiry of the applicable restricted periods and in compliance with the other requirements of applicable law, (B) the Holder shall have delivered to the Company (if requested by the Company) an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such New Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (C) outside the United States in accordance with Regulation S under the Securities Act and in compliance with local laws or (D) the Holder provides the Company with reasonable assurance (including customary representation letters) that such New Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the Securities Act (or a successor rule thereto) (collectively, “Rule 144”); (ii) any sale of the New Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144, and further, if Rule 144 is not applicable, any resale of the New Securities under circumstances in which the seller (or the Person through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the Securities Act) may require compliance with some other exemption under the Securities Act; (iii) neither the Company nor any other Person is under any obligation to register the New Securities under the Securities Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder and (iv) any sale or transfer of the New Securities to a purchaser or transferee whose address is in Canada (or who is a resident of Canada) is prohibited unless it is made in compliance with applicable Canadian Securities Laws, including Section 2.5 of National Instrument 45-102 – Resale of Securities. Notwithstanding the foregoing, the New Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the New Securities and such pledge of New Securities shall not be deemed to be a transfer, sale or assignment of the New Securities hereunder, and the Holder effecting a pledge of New Securities shall not be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document.

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(h) No Governmental Review. The Holder understands that no United States federal or state agency, no Canadian provincial or federal agency, or any other government or governmental agency has passed on or made any recommendation or endorsement of the New Securities or the fairness or suitability of the investment in the New Securities nor have such authorities passed upon or endorsed the merits of the offering of the New Securities.

(i) Validity; Enforcement. This Agreement have been duly and validly authorized, executed and delivered on behalf of the Holder and shall constitute the legal, valid and binding obligations of the Holder enforceable against the Holder in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(j) Anti-avoidance. To the knowledge of the Holder, the matters contemplated herein do not constitute a transaction or series of transactions that are part of a plan or scheme to avoid the prospectus requirement in connection with a distribution or other trade to a person or company in Canada.

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Annex 2

Additional Covenants

(a) Blue Sky. The Company shall, on or before the Effective Date, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for, or to, qualify the New Securities for issuance to the Holder pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Holder on or prior to the Effective Date. Without limiting any other obligation of the Company under this Agreement, the Company shall timely make all filings and reports relating to the offer and sale of the New Securities required under all applicable securities laws (including, without limitation, all applicable federal securities laws and all applicable “Blue Sky” laws), and the Company shall comply with all applicable foreign, federal, state and local laws, statutes, rules, regulations and the like relating to the offering and sale of the New Securities to the Holder.

(b) Reporting Status. Until the date on which the Holder shall have sold all of the New Warrant Shares (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, other than as a result of a Fundamental Transaction (as defined in the New Warrant) the Company shall not terminate its status as an issuer required to file reports under the Exchange Act even if the Exchange Act or the rules and regulations thereunder would no longer require or otherwise permit such termination.

(c) Use of Proceeds. The Company will use the proceeds from the exercise of the Holder Warrants for general corporate purposes.

(d) Financial Information. The Company agrees to send the following to each holder of New Securities (each an “Investor”) during the Reporting Period (i) unless the following are filed with the New Securities and the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholder’s equity statements and/or cash flow statements for any period other than annual, any Report of Foreign Issuer on Form 6-K and any registration statements (other than on Form S-8) or amendments filed pursuant to the Securities Act, (ii) unless the following are either filed with the SEC through EDGAR or are otherwise widely disseminated via a recognized news release service (such as PR Newswire), on the same day as the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries and (iii) unless the following are filed with the SEC through EDGAR, copies of any notices and other information made available or given to the shareholder of the Company generally, contemporaneously with the making available or giving thereof to the shareholder.

(e) Listing. The Company shall promptly secure the listing or designation for quotation (as the case may be) of all of the New Warrant Shares upon each national securities exchange and automated quotation system, if any, upon which the Common Shares is then listed or designated for quotation (as the case may be) (subject to official notice of issuance) and shall maintain such listing or designation for quotation (as the case may be) of all the New Warrant Shares from time

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to time issuable under the terms of the Transaction Documents on such national securities exchange or automated quotation system. The Company shall maintain the Common Shares’ listing or authorization for quotation (as the case may be) on the Principal Market, the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market or the Nasdaq Global Market (each, an “Eligible Market”). Neither the Company nor any of its Subsidiaries shall take any action which could be reasonably expected to result in the delisting or suspension of the Common Shares on an Eligible Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Clause (e).

(f) Fees. The Company has agreed to reimburse Kelley Drye & Warren LLP on demand the non-accountable sum of $50,000 for its legal fees and expenses (the “Transaction Expenses”). The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, transfer agent fees, DTC (as defined below) fees or broker’s commissions (other than for Persons engaged by the Holder) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold the Holder harmless against, any liability, loss or expense (including, without limitation, reasonable attorneys’ fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth herein, each party to this Agreement shall bear its own expenses in connection with the sale of the New Securities to the Holder.

(g) Pledge of New Securities. Notwithstanding anything to the contrary contained in this Agreement, the Company acknowledges and agrees that the New Securities may be pledged by the Holder in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the New Securities. The pledge of New Securities shall not be deemed to be a transfer, sale or assignment of the New Securities hereunder, and the Holder effecting a pledge of New Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or the New Warrant, including, without limitation, the representation of the Holder in Section 2(g) of Annex 1 hereof (the “Holder Transfer Representation”); provided that an Investor and its pledgee shall be required to comply with the provisions of the Holder Transfer Representation hereof in order to effect a sale, transfer or assignment of New Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the New Securities may reasonably request in connection with a pledge of the New Securities to such pledgee by the Holder.

(h) Disclosure of Transactions and Other Material Information. The Company shall, on or before 9:30 a.m., New York time, on the first (1st) Business Day after the date of this Agreement, issue a press release (the “Press Release”) reasonably acceptable to the Holder disclosing all the material terms of the transactions contemplated by the Transaction Documents. On or before 9:30 a.m., New York time, on the first (1st) Business Day after the date of this Agreement, the Company shall file a Report of Foreign Issuer on Form 6-K describing all the material terms of the transactions contemplated by the Transaction Documents in the form required by the Exchange Act and attaching all the material Transaction Documents (including, without limitation, this Agreement and the form of the New Warrants) (including all attachments, the “6-K Filing”). From and after the filing of the 6-K Filing, the Company shall have disclosed all material, non-public information (if any) provided to any of the Holder by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents in connection

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with the transactions contemplated by the Transaction Documents. In addition, effective upon the filing of the 6-K Filing, the Company acknowledges and agrees that any and all confidentiality or similar obligations under any agreement, whether written or oral, between the Company, any of its Subsidiaries or any of their respective officers, directors, affiliates, employees or agents, on the one hand, and any of the Holder or any of their affiliates, on the other hand, shall terminate. The Company shall not, and the Company shall cause each of its Subsidiaries and each of its and their respective officers, directors, employees and agents not to, provide the Holder with any material, non-public information regarding the Company or any of its Subsidiaries from and after the date hereof without the express prior written consent of the Holder (which may be granted or withheld in the Holder’s sole discretion). In the event of a breach of any of the foregoing covenants, or any of the covenants or agreements contained in any other Transaction Document, by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents (as determined in the reasonable good faith judgment of the Holder), in addition to any other remedy provided herein or in the Transaction Documents, the Holder shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such breach or such material, non-public information, as applicable, without the prior approval by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees or agents. The Holder shall not have any liability to the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees, affiliates, shareholder or agents, for any such disclosure. To the extent that the Company delivers any material, non-public information to the Holder without the Holder’s consent, the Company hereby covenants and agrees that the Holder shall not have any duty of confidentiality with respect to, or a duty not to trade on the basis of, such material, non-public information. Subject to the foregoing, neither the Company, its Subsidiaries nor the Holder shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, the Company shall be entitled, without the prior approval of the Holder, to make the Press Release and any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) the Holder shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of the Holder (which may be granted or withheld in the Holder’s sole discretion), the Company shall not (and shall cause each of its Subsidiaries and affiliates to not) disclose the name of the Holder in any filing, announcement, release or otherwise, unless required by applicable law or regulations. Notwithstanding anything contained in this Agreement to the contrary and without implication that the contrary would otherwise be true, the Company expressly acknowledges and agrees that the Holder shall not have (unless expressly agreed to by a the Holder after the date hereof in a written definitive and binding agreement executed by the Company and the Holder), any duty of confidentiality with respect to, or a duty not to trade on the basis of, any material, non-public information regarding the Company or any of its Subsidiaries. The Holder will reasonably assist and cooperate with the Company to provide, in a timely manner, at the expense of the Company, all information required for the filing of a Form 45-106F1 and for any other filings required by the ASC or in accordance with applicable Canadian Securities Laws

(i) Reservation of Shares. So long as any of the New Warrants remain outstanding, the Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 100% of the maximum number of New Warrant Shares issuable upon exercise of all the New Warrants then outstanding (without regard to any limitations on the

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exercise of the New Warrants set forth therein) (collectively, the “Required Reserve Amount”); provided that at no time shall the number of Common Shares reserved pursuant to this clause (i) be reduced other than proportionally in connection with any conversion, exercise and/or redemption, as applicable of New Warrants. If at any time the number of Common Shares authorized and reserved for issuance is not sufficient to meet the Required Reserve Amount, the Company will promptly take all corporate action necessary to authorize and reserve a sufficient number of shares, including, without limitation, calling a special meeting of shareholder to authorize additional shares to meet the Company’s obligations pursuant to the Transaction Documents, in the case of an insufficient number of authorized shares, obtain shareholder approval of an increase in such authorized number of shares, and voting the management shares of the Company in favor of an increase in the authorized shares of the Company to ensure that the number of authorized shares is sufficient to meet the Required Reserve Amount.

(j) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any Governmental Entity (as defined below), except where such violations would not reasonably be expected to result, either individually or in the aggregate, in a Material Adverse Effect. “Governmental Entity” means any nation, state, county, city, town, village, district, or other political jurisdiction of any nature, federal, state, local, municipal, foreign, or other government, governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal), multi-national organization or body; or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature or instrumentality of any of the foregoing, including any entity or enterprise owned or controlled by a government or a public international organization or any of the foregoing.

(k) Passive Foreign Investment Company. The Company shall conduct its business, and shall cause its Subsidiaries to conduct their respective businesses, in such a manner as will ensure that the Company will not be deemed to constitute a passive foreign investment company within the meaning of Section 1297 of the Code.

(l) Corporate Existence. So long as the Holder beneficially owns any Warrants, the Company shall not be party to any Fundamental Transaction unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the New Warrants.

(m) Exercise Procedures. The form of Exercise Notice (as defined in the New Warrants) included in the New Warrants set forth the totality of the procedures required of the Holder in order to exercise the New Warrants. Except as provided in clause (u) below, no additional legal opinion, other information or instructions shall be required of the Holder to exercise the New Warrants. The Company shall honor exercises of the New Warrants and shall deliver the New Warrant Shares in accordance with the terms, conditions and time periods set forth in the New Warrants.

(n) Regulation M. The Company will not take any action prohibited by Regulation M under the Exchange Act in connection with the distribution of the New Securities contemplated hereby.

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(o) Integration. None of the Company, any of its affiliates (as defined in Rule 501(b) under the Securities Act), or any person acting on behalf of the Company or such affiliate will sell, offer for sale, or solicit offers to buy or otherwise negotiate in respect of any security (as defined in the Securities Act) which will be integrated with the sale of the New Securities in a manner which would require the registration of the New Securities under the Securities Act or require shareholder approval under the rules and regulations of the Principal Market and the Company will take all action that is appropriate or necessary to assure that its offerings of other securities will not be integrated for purposes of the Securities Act or the rules and regulations of the Principal Market, with the issuance of New Securities contemplated hereby.

(p) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of New Securities), a register for the New Warrants in which the Company shall record the name and address of the Person in whose name the New Warrants have been issued (including the name and address of each transferee) and the number of New Warrant Shares issuable upon exercise of the New Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of the Holder or its legal representatives.

(q) Transfer Agent Instructions. The Company shall issue a treasury direction to its transfer agent and any subsequent transfer agent (as applicable, the “Transfer Agent”) to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of the Holder or its respective nominee(s), for the New Warrant Shares in such amounts as specified from time to time by the Holder to the Company upon the exercise of the New Warrants (as the case may be). The Company represents and warrants that the New Securities shall otherwise be freely transferable on the books and records of the Company, as applicable, to the extent provided in this Agreement, the other Transaction Documents and in accordance with applicable law. If the Holder effects a sale, assignment or transfer of the New Securities in accordance with the Holder Transfer Representation, the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by the Holder to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves New Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or in compliance with Rule 144 or Regulation S, the Transfer Agent shall issue such shares to the Holder, assignee or transferee (as the case may be) without any restrictive legend in accordance with clause (u) below. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Holder. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this clause (q) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this clause (q), that the Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required. Any fees (with respect to the transfer agent, counsel to the Company or otherwise) associated with the issuance of such opinion or the removal of any legends on any of the New Securities shall be borne by the Company.

(r) Legends. The Holder understands that the New Securities have been issued (or will be issued in the case of the New Warrant Shares) pursuant to an exemption from registration or

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qualification under the Securities Act and applicable state securities laws and pursuant to an exemption from the prospectus requirement under Canadian securities laws, and except as set forth below, the New Securities shall bear any legend as required by the “blue sky” laws of any state and shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such share certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE HAVE BEEN][THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. AT ANY TIME DURING THE DISTRIBUTION AND PRIOR TO THE EXPIRATION OF FORTY DAYS FROM THE LATER OF (1) THE DATE ON WHICH THESE THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE FIRST OFFERED AND (2) THE DATE OF ISSUANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED, SOLD OR DELIVERED IN THE UNITED STATES OR TO A U.S. PERSON (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) UNLESS THE SECURITIES REPRESENTED BY THIS CERTIFICATE [AND THE SECURITIES INTO WHICH THESE SECURITIES ARE EXERCISABLE] HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(s) Removal of Legends. Certificates evidencing New Securities shall not be required to contain the legend set forth in clause (r) above or any other legend (i) upon the sale of such New Securities pursuant to an effective registration statement (including a Registration Statement) covering the resale of such New Securities, (ii) following any distribution compliance period (as required by Regulation S), (iii) if such New Securities are eligible to be sold, assigned or transferred under Rule 144 (provided that the Holder provides the Company with a reasonable assurances (including customary representation letters) that such New Securities are eligible for sale, assignment or transfer under Rule 144 which shall not include an opinion of Holder’s counsel) (each such time, an “Eligible 144 Sale Time”), (iv) in connection with a sale, assignment or other transfer (other than under Rule 144), provided that the Holder provides the Company with an opinion of counsel to the Holder, in a generally acceptable form, to the effect that such sale, assignment or transfer of the New Securities may be made without registration under the applicable requirements of the Securities Act, (v) if such legend is not required under applicable requirements of the Securities Act (including, without limitation, controlling judicial interpretations and pronouncements issued by the SEC) or Canadian Securities Laws or (vi) if the New Securities are being sold pursuant to Regulation S, such legend may be removed by providing a declaration to the Company that such shares may be sold pursuant to Regulation S without a legend. If no legend is required pursuant to the foregoing, the Company shall no later than two (2) Trading Days following the delivery by the Holder to the Company or the transfer agent (with notice to the

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Company) of a legended certificate representing such New Securities (endorsed or with share powers attached, signatures guaranteed, and otherwise in form necessary to affect the reissuance and/or transfer, if applicable), together with any other deliveries from the Holder as may be required above in this Annex 2, as directed by the Holder, either: (A) provided that the Company’s transfer agent is participating in the DTC Fast Automated Securities Transfer Program and such New Securities are Warrant Shares that both (i) either (x) available to be sold pursuant to a prospectus under Canadian Securities Laws or (y) a legend is not required by National Instrument 45-102 – Resale of Securities or any applicable Canadian Securities Laws (as applicable, the “Required Canadian Unrestricted Conditions”) and (ii) either (x) available to be sold pursuant to an effective and available registration statement or (y) at an Eligible 144 Sale Time (as applicable, the “Required U.S. Unrestricted Conditions” and, together with the Required Canadian Unrestricted Conditions, the “Required Unrestricted Conditions”), credit the aggregate number of Common Shares to which the Holder shall be entitled to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal at Custodian system or (B) if the Company’s transfer agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, issue and deliver (via reputable overnight courier) to the Holder, a certificate representing such New Securities that is free from all restrictive and other legends, registered in the name of the Holder or its designee. The Company shall be responsible for any transfer agent fees or DTC fees with respect to any issuance of New Securities or the removal of any legends with respect to any New Securities in accordance herewith (the date by which such credit is so required to be made to the balance account of the Holder’s or the Holder’s designee with DTC or such certificate is required to be delivered to the Holder pursuant to the foregoing is referred to herein as the “Required Delivery Date”, and the date such Common Shares are actually delivered without any restrictive legend to the Holder or the Holder’s designee with DTC, as applicable, the “Share Delivery Date”). The Company shall be responsible for any transfer agent fees or DTC fees with respect to any issuance of Securities or the removal of any legends with respect to any Securities in accordance herewith.

If the Company fails, for any reason or for no reason, to issue and deliver (or cause to be delivered) to the Holder (or its designee) by the Required Delivery Date, either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program or the Required Unrestricted Conditions are not satisfied, a certificate for the number of New Warrant Shares to which the Holder is entitled and register such New Warrant Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program and the Required Unrestricted Conditions are satisfied, to credit the balance account of the Holder or the Holder’s designee with DTC for such number of New Warrant Shares submitted for legend removal by the Holder pursuant hereto or (II) if the Registration Statement covering the resale of the New Warrant Shares submitted for legend removal by the Holder pursuant hereto (the “Unavailable Shares”) is not available for the resale of such Unavailable Shares and the Company fails to promptly, but in no event later than as required pursuant to clause (w) below (x) so notify the Holder and (y) deliver the New Warrant Shares electronically without any restrictive legend by crediting such aggregate number of New Warrant Shares submitted for legend removal by the Holder pursuant hereto to the Holder’s or its designee’s balance account with DTC through its Deposit/Withdrawal At Custodian system (the event described in the immediately foregoing clause (II) is hereinafter referred as a “Notice Failure” and together with the event described in clause (I) above, a “Delivery Failure”), then, in addition to all other remedies available to the Holder, the Company shall pay in cash to the Holder on each day after the Share Delivery Date and during

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such Delivery Failure an amount equal to 1% of the product of (A) the sum of the number of Common Shares not issued to the Holder on or prior to the Required Delivery Date and to which the Holder is entitled, and (B) any trading price of the Common Shares selected by the Holder in writing as in effect at any time during the period beginning on the date of the delivery by the Holder to the Company of the applicable New Warrant Shares and ending on the applicable Share Delivery Date. In addition to the foregoing, if on or prior to the Required Delivery Date either (I) if the Transfer Agent is not participating in the DTC Fast Automated Securities Transfer Program, the Company shall fail to issue and deliver a certificate to the Holder and register such Common Shares on the Company’s share register or, if the Transfer Agent is participating in the DTC Fast Automated Securities Transfer Program, credit the balance account of the Holder or the Holder’s designee with DTC for the number of Common Shares to which the Holder submitted for legend removal by the Holder pursuant hereto or (II) a Notice Failure occurs, and if on or after such Trading Day the Holder purchases (in an open market transaction or otherwise) Common Shares to deliver in satisfaction of a sale by the Holder of Common Shares submitted for legend removal by the Holder pursuant hereto that the Holder is entitled to receive from the Company (a “Buy-In”), then the Company shall, within two (2) Trading Days after the Holder’s request and in the Holder’s discretion, either (i) pay cash to the Holder in an amount equal to the Holder’s total purchase price (including brokerage commissions and other out-of-pocket expenses, if any, for the Common Shares so purchased) (the “Buy-In Price”), at which point the Company’s obligation to so deliver such certificate or credit the Holder’s balance account shall terminate and such shares shall be cancelled, or (ii) promptly honor its obligation to so deliver to the Holder a certificate or certificates or credit the balance account of the Holder or the Holder’s designee with DTC representing such number of Common Shares that would have been so delivered if the Company timely complied with its obligations hereunder and pay cash to the Holder in an amount equal to the excess (if any) of the Buy-In Price over the product of (A) such number of shares of New Warrant Shares that the Company was required to deliver to the Holder by the Required Delivery Date multiplied by (B) the lowest Closing Sale Price (as defined in the New Warrants) of the Common Shares on any Trading Day during the period commencing on the date of the delivery by the Holder to the Company of the applicable New Warrant Shares and ending on the date of such delivery and payment under this clause (ii). Nothing shall limit the Holder’s right to pursue any other remedies available to it hereunder, at law or in equity, including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver certificates representing Common Shares (or to electronically deliver such Common Shares) as required pursuant to the terms hereof. Notwithstanding anything herein to the contrary, with respect to any given Notice Failure and/or Delivery Failure, this clause shall not apply to the Holder the extent the Company has already paid such amounts in full to the Holder with respect to such Notice Failure and/or Delivery Failure, as applicable, pursuant to the analogous sections of the New Warrant held by the Holder.

(t) FAST Compliance. While any New Warrants remain outstanding, the Company shall maintain a transfer agent that participates in the DTC Fast Automated New Securities Transfer Program.

(u) Restrictions on Subsequent Placements. The Company agrees that for the period commencing on the date hereof and ending on the later of (x) March 29, 2021 or (y) such date a Registration Statement filed by the Company with the SEC registering the resale by the Holder of all of the New Warrant Shares is initially declared effective by the SEC (the “Restricted Period”),

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neither the Company nor any of its Subsidiaries shall directly or indirectly issue, offer, sell, grant any option or right to purchase, or otherwise dispose of (or announce any issuance, offer, sale, grant of any option or right to purchase or other disposition of) any equity security or any equity-linked or related security (including, without limitation, any “equity security” (as that term is defined under Rule 405 promulgated under the 1933 Act), any Convertible Securities, any preferred shares or any purchase rights) (any such issuance, offer, sale, grant, disposition or announcement (whether occurring during the Restricted Period or at any time thereafter) is referred to as a “Subsequent Placement”). Notwithstanding the foregoing, this clause shall not apply in respect of the issuance of: (i) Common Shares or options issued to current or former directors, officers or employees of the Company for services rendered to the Company in their capacity as such pursuant to an Approved Share Plan (as defined below); provided that (A) all such issuances (taking into account the Common Shares issuable upon exercise of such options) after the Effective Date pursuant to this subclause (i) do not, in the aggregate, exceed more than 10% of the Common Shares issued and outstanding immediately prior to the Effective Date and are made pursuant to an Approved Share Plan and (B) the exercise price of any such options is not lowered, none of such options are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such options are otherwise materially changed in any manner that materially adversely affects the Holder; (ii) Common Shares issued upon the conversion or exercise of Convertible Securities (other than options issued pursuant to an Approved Share Plan that are covered by clause (i) above) issued prior to the Effective Date; provided that the conversion price of any such Convertible Securities is not lowered, none of such Convertible Securities are amended to increase the number of shares issuable thereunder and none of the terms or conditions of any such Convertible Securities are otherwise materially changed in any manner that materially adversely affects the Holder (other than antidilution adjustments pursuant to the terms thereof in effect as of the Effective Date); and (iii) the Common Shares issuable upon exercise of the warrants to be issued in the Transaction, Other Agreement or as part of any Settlement Document.

(v) Restrictions on Registration Statements. During the Restricted Period, the Company shall not file a registration statement or an offering statement under the Securities Act relating to securities that are not New Securities (other than a registration statement on Form S-8 or such supplements or amendments to registration statements that are outstanding and have been declared effective by the SEC as of the date hereof (solely to the extent necessary to keep such registration statements effective and available and not with respect to any Subsequent Placement)).

(w) Registration Statement. As soon as practicable (and in any event within 15 calendar days of the date of this Agreement (the “Filing Deadline”)), the Company shall file a registration statement on Form F-3 (or Form F-1 if Form F-3 is not available to the Company) providing for the resale by the Holder of the New Warrant Shares issued and issuable upon exercise of the New Warrants or shall include such New Warrant Shares issued and issuable upon exercise of the New Warrants in any other registration statement on Form F-3 filed by the Company. The Company shall use reasonable best efforts to cause such registration to become effective within 45 days (or 60 days if subject to a full review by the SEC) (the “Effectiveness Deadline”) following the Filing Deadline and to keep such registration statement effective at all times (except for any periods in connection with the filing of post-effective amendments as reasonably determined by Company’s counsel to be required) until the Holder does not own any New Warrants or New Warrant Shares issuable upon exercise thereof.

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(x) Effect of Failure to File and Obtain and Maintain Effectiveness of any Registration Statement. If (i) a Registration Statement covering the resale of all of the New Warrant Shares by the Investors is (A) not filed with the SEC on or before the Filing Deadline for such Registration Statement (a “Filing Failure”) or (B) not declared effective by the SEC on or before the Effectiveness Deadline for such Registration Statement (an “Effectiveness Failure”) (it being understood that if on the Business Day immediately following the Effective Date for such Registration Statement the Company shall not have filed a “final” prospectus for such Registration Statement with the SEC under Rule 424(b) (whether or not such a prospectus is technically required by such rule), the Company shall be deemed to not have satisfied this clause (i)(B) and such event shall be deemed to be an Effectiveness Failure), (ii) other than during an Allowable Grace Period (as defined below), on any day after the effective date of a Registration Statement sales of all of the New Warrant Shares required to be included on such Registration Statement (cannot be made pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, a failure to disclose such information as is necessary for sales to be made pursuant to such Registration Statement, a suspension or delisting of (or a failure to timely list) the Common Shares on the Principal Market (as defined in the Securities Purchase Agreement) or any other limitations imposed by the Principal Market, or a failure to register a sufficient number of Common Shares or by reason of a stop order) or the prospectus contained therein is not available for use for any reason (a “Maintenance Failure”), or (iii) if a Registration Statement is not effective for any reason or the prospectus contained therein is not available for use for any reason (other than as is allowed under this clause (x)), and either (x) the Company fails for any reason to satisfy the requirements of Rule 144(c)(1), including, without limitation, the failure to satisfy the current public information requirement under Rule 144(c) or (y) the Company has ever been an issuer described in Rule 144(i)(1)(i) or becomes such an issuer in the future, and the Company shall fail to satisfy any condition set forth in Rule 144(i)(2) (a “Current Public Information Failure”) as a result of which any of the Investors are unable to sell New Warrant Shares without restriction under Rule 144 (including, without limitation, volume restrictions), then, as partial relief for the damages to any holder by reason of any such delay in, or reduction of, its ability to sell the underlying Common Shares (which remedy shall not be exclusive of any other remedies available at law or in equity, including, without limitation, specific performance), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to one and a half percent (1.5%) of the aggregate exercise price of such Investor’s New Warrants (1) on the date of such Filing Failure, Effectiveness Failure, Maintenance Failure or Current Public Information Failure, as applicable, and (2) on every thirty (30) day anniversary of (I) a Filing Failure until such Filing Failure is cured; (II) an Effectiveness Failure until such Effectiveness Failure is cured; (III) a Maintenance Failure until such Maintenance Failure is cured; and (IV) a Current Public Information Failure until the earlier of (i) the date such Current Public Information Failure is cured and (ii) such time that such public information is no longer required pursuant to Rule 144 (in each case, pro rated for periods totaling less than thirty (30) days). The payments to which an Investor shall be entitled pursuant to this Section (v) are referred to herein as “Registration Delay Payments.” Following the initial Registration Delay Payment for any particular event or failure (which shall be paid on the date of such event or failure, as set forth above), without limiting the foregoing, if an event or failure giving rise to the Registration Delay Payments is cured prior to any thirty (30) day anniversary of such event or failure, then such Registration Delay Payment shall be made on the third (3rd) Business Day after such cure. In the event the Company fails to

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make Registration Delay Payments in a timely manner in accordance with the foregoing, such Registration Delay Payments shall bear interest at the rate of one and a half percent (1.5%) per month (prorated for partial months) until paid in full. Notwithstanding the foregoing, no Registration Delay Payments shall be owed to an Investor (other than with respect to a Maintenance Failure resulting from a suspension or delisting of (or a failure to timely list) the Common Shares on the Principal Market) with respect to any period during which all of such Investor’s New Warrant Shares may be sold by such Investor without restriction under Rule 144 (including, without limitation, volume restrictions) and without the need for current public information required by Rule 144(c)(1) (or Rule 144(i)(2), if applicable).

(y) Notwithstanding anything to the contrary herein (but subject to the last sentence of this clause (y), at any time after the effective date of a particular Registration Statement, the Company may delay the disclosure of material, non-public information concerning the Company or any of its Subsidiaries the disclosure of which at the time is not, in the good faith opinion of the board of directors of the Company, in the best interest of the Company and, in based on the advice of counsel to the Company, otherwise required (a “Grace Period”), provided that the Company shall promptly notify the Holder in writing of the (i) existence of material, non-public information giving rise to a Grace Period (provided that in each such notice the Company shall not disclose the content of such material, non-public information to the Holder) and the date on which such Grace Period will begin and (ii) date on which such Grace Period ends, provided further that (I) no Grace Period shall exceed ten (10) consecutive days and during any three hundred sixty five (365) day period all such Grace Periods shall not exceed an aggregate of thirty (30) days and (II) the first day of any Grace Period must be at least five (5) Trading Days after the last day of any prior Grace Period (each, an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, such Grace Period shall begin on and include the date the Holder receives the notice referred to in subclause (i) above and shall end on and include the later of the date the Holder receives the notice referred to in subclause (ii) above and the date referred to in such notice.

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